January 19, 2021

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Agriforce Growing Systems, Ltd.
Registration Statement on Form S-1
Filed December 16, 2020
File No. 333-251380

Gentlepersons:

We have reviewed your comment letter, dated December 22, 2020 and have the following responses. To facilitate review, we have reproduced your comments in bold type and have inserted our answers below each comment.

Form S-1 filed December 16, 2020 Risk Factors , page 5

1.	You have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company” but deleted the risk factor. Please provide a risk factor to explain that this election will allow you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and disclose that your financial statements may not be comparable to companies that comply with all public company accounting standards which could impact the valuation of your securities.

We have inserted a risk factor which discusses the fact that our financial statements may not be comparable as requested.

777 Hornby Street, Suite 600, Vancouver, BC, V6Z 1S4

U.S. SEC

January 19, 2021

Executive Compensation, page 52

2.	We note your response to comment eight in our letter dated November 9, 2020. The 2019 sum of the compensation for Mr. McClellan does not equal the amount in the “Total” column. Please revise or explain your calculations.

A portion of compensation was added in two places inadvertently. We have adjusted to correct for that error, and the amounts now balance.

Series A Preferred Stock, page 58

3.	We note your response to comment 10 in our letter dated November 9, 2020. You disclose that the holders of preferred shares will be entitled to one vote on each matter that preferred shareholders are exclusively entitled to vote. Please disclose when preferred shareholders are exclusively entitled to vote.

We have addressed this issue on p. 58.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-8

4.	We read your response to prior comment 12 and we note your reference to “non-cash items” remains in your statement of cash flows. Please revise the label “non-cash items” to comply with ASC 230-10-45. Your interim statement of cash flows found on page F-31 may be used as a reference.

We have revised the label as requested.

Item 15. Recent Sales of Unregistered Securities, page II-2

5.	We note your response to comment 14 in our letter dated November 9, 2020. Please name the persons or identify the class of persons to whom the securities were sold, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available for all the transactions disclosed here.

We have disclosed all issuances, by offering round, for the past three years and listed the class of investor, exemption from registration and facts relied upon for each exemption.

We thank you in advance for your comments and welcome any feedback you may have. Please contact our counsel, Jolie Kahn, at (516) 217-6379 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Ingo Mueller
Ingo Mueller, CEO

777 Hornby Street, Suite 600, Vancouver, BC, V6Z 1S4